EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
The following table contains our earnings to fixed charges and to combined fixed charges and preference dividends for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference herein.

						Nine Months
						Ended
	2007	2008	2009	2010	2011	September 30, 2012
(Dollars in Thousands)
EARNINGS:
Net income (loss) before taxes (2)	$24,895	$(150,138)	$(181,120)	$(142,531)	$(205,833)	$(193,723)
Fixed charges	4,210	14,466	18,507	20,485	38,771	39,723
Capitalized interest	(122)	(361)	(1,760)	(2,632)	(7,771)	(8,834)
Noncontrolling interest in net loss before taxes	—	—	(173)	(3,114)	(5,389)	(2,761)
Earnings (Loss)	$28,983	$(136,033)	$(164,546)	$(127,792)	$(180,222)	$(165,595)

FIXED CHARGES:
Interest expense	$3,833	$10,010	$10,712	$9,312	$22,498	$24,760
Capitalized interest	122	361	1,760	2,632	7,771	8,834
Amortization of premiums and discounts related to indebtedness	—	2,424	3,522	5,692	5,392	4,563
Loan cost amortization	255	1,671	2,513	2,849	3,110	1,566
Fixed Charges	$4,210	$14,466	$18,507	$20,485	$38,771	$39,723

PREFERRED STOCK DIVIDENDS:
Preferred dividends requirement	$4,625	$4,625	$4,625	$4,633	$6,720	$5,510
Ratio of income (loss) before provision for taxes to net income (loss) (2)	1.47	1.21	1.00	1.03	1.00	0.98
Preferred Dividends	$6,819	$5,603	$4,626	$4,775	$6,700	$5,400

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$11,029	$20,069	$23,133	$25,260	$45,471	$45,123

RATIO OF EARNINGS (LOSS) TO FIXED CHARGES (1)	6.88	(9.40)	(8.89)	(6.24)	(4.65)	(4.17)
INSUFFICIENT COVERAGE	$—	$150,499	$183,053	$148,277	$218,993	$205,318

RATIO OF EARNINGS (LOSS) TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS (1)	2.63	(6.78)	(7.11)	(5.06)	(3.96)	(3.67)
INSUFFICIENT COVERAGE	$—	$156,102	$187,679	$153,052	$225,693	$210,718

(1)
For purposes of determining the ratio of earnings to fixed charges and the ratio of combined fixed charges and preference dividends to earnings, earnings are defined as income before income taxes, plus fixed charges (excluding amortization of capitalized interest) less capitalized interest. Fixed charges consist of interest incurred (whether expensed or capitalized) and amortization of deferred financing costs. Preference dividends consist of dividends paid with respect to our outstanding preferred stock.

(2)	Net income (loss) reflect retrospective adoption of the cumulative effect of accounting changes for the years ended December 31, 2008 and 2009.